FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Williamson, Jr. Robert F.	2. Issuer Name and Ticker or Trading Symbol vFinance, Inc. (VFIN)	6. Relationship of Reporting Person to Issuer (Check all applicable)

  ☐  Director               ☐ 10% Owner
  ☒ Officer (give      ☐ Other (specify           title below)                 below)
Vice President of Finance and
Administration, Chief Financial Officer
(Last) (First) (Middle) vFinance, Inc. 3010 North Military Trail, Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year February 2002	7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by one Reporting Person
(Street) Boca Raton Florida 33431		5. If Amendment, Date of Original (Month/Year)	☐ Form filed by more than one Reporting Person
(City) (State) (Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder:   Report on a separate line for each class of securities beneficially owned directly of indirectly.

* If the form is filed by more than one reporting person, see Instruction 49(b)(v)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Print or Type Response)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$0.625	2/8/02	A	V	350,000		(1)	2/7/07	Common Stock	350,000		350,000	D
Common Stock Warrant (Right to Buy)	$0.285	2/8/02	A	V	100,000		Immed.	2/7/12	Common Stock	100,000		100,000	D

  Explanation of Responses

(1) The option vests in four equal annual installments beginning February 8, 2003.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ Robert F. Williamson, Jr.	March 5, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
	*Signature of Reporting Person Robert F. Williamson, Jr.	Date
Note: File three copies of this form, one of which must be manually signed.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.